SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Take-Two Interactive Software, Inc.

(Name of Subject Company—(Issuer))

EA08 Acquisition Corp.

Electronic Arts Inc.

(Name of Filing Persons—(Offeror))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 628-1500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,152,261,826	$84,583.89

*	Calculated solely for purposes of determining the filing fee. Calculated by multiplying $26.00, the per share tender offer price, by 82,779,301, which represents (i) 76,865,236 outstanding shares of common stock as of March 6, 2008 (according to the Subject Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2008), minus (ii) 10 shares of common stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 5,914,075 shares of common stock subject to outstanding options as of October 31, 2007 (3,905,000 shares according to the Subject Company’s Annual Report on Form 10-K for the period ended October 31, 2007 plus 2,009,075 shares subject to options granted by the Subject Company to ZelnickMedia Corporation).

**	Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the tender offer by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc. (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two” or the “Company”), at a purchase price of $26.00 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, and is supplemented by the information specifically provided therein.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Take-Two Interactive Software, Inc.

622 Broadway

New York, NY 10012

(646) 536-2842

(b) Securities. The class of securities to which this Schedule TO relates is the common stock, par value $.01 per share of Take-Two, of which 76,865,236 shares were issued and outstanding as of March 6, 2008 according to Take-Two’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “The Offer—Section 6—Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

The Offer—Section 9—Certain Information Concerning Purchaser and Parent

Schedule I attached thereto

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

The Offer—Section 9—Certain Information Concerning Purchaser and Parent

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

The Offer—Section 9—Certain Information Concerning Purchaser and Parent

The Offer—Section 11—Background of the Offer

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

The Offer—Section 11—Background of the Offer

The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

The Offer—Section 11—Background of the Offer

The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)-(b) Source of Funds; Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

The Offer—Section 10—Source and Amount of Funds

The Offer—Section 16—Fees and Expenses

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)-(b) Securities Ownership; Securities Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

INTRODUCTION

The Offer—Section 9—Certain Information Concerning Purchaser and Parent

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

The Offer—Section 2—Acceptance for Payment and Payment

The Offer—Section 3—Procedure for Tendering Shares

The Offer—Section 11—Background of the Offer

The Offer—Section 16—Fees and Expenses

Item 10.	Financial Statements.

Regulation M-A Item 1010

Not applicable. Because the form of payment consists solely of cash and is not conditioned upon any financing arrangements, the filing persons do not think Parent’s financial condition is material to a stockholder’s decision whether to tender in the Offer.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

The Offer—Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

The Offer—Section 9—Certain Information Concerning Purchaser and Parent

The Offer—Section 15—Certain Legal Matters; Regulatory Approvals

(b) Other Material Information. The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 13, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)	Summary Advertisement as published on March 13, 2008.

(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008.

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 13, 2008.

ELECTRONIC ARTS INC.

By:	/s/ Stephen G. Bené
Name: Stephen G. Bené Title: Senior Vice President, General Counsel, and Secretary

EA08 ACQUISITION CORP.

By:	/s/ Stephen G. Bené
Name: Stephen G. Bené Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 13, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.

(a)(1)(G)	Summary Advertisement as published on March 13, 2008.

(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008.

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.